SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars unless otherwise noted)
(Unaudited)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016
NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended September 30, 2016.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
As at
	September 30, 2016		December 31, 2015
ASSETS
Current
Cash and cash equivalents	$ 2,256,203		$ 4,696,617
Accounts receivable, net of allowance for doubtful accounts of		4,961,203	2,941,813
$161,457 (2015 - $161,457)
Deposits, prepaid expenses and other assets	403,805		316,867
		7,621,211	7,955,297

Equipment	(Note 5)	118,364	121,959
Intangible assets	(Note 6, 11)	5,580,794	5,812,425
Goodwill	(Note 10, 11)	3,343,129	3,343,129
	$ 16,663,498		$ 17,232,810
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 2,680,494		$ 2,270,083
Deferred revenue	(Note 2)	3,009,736	891,765
Due to related parties	(Note 7)	72,388	557,055
Due to Swiss Post	(Note 10)	-	735,506
		5,762,618	4,454,409
Acquisition Consideration payable in equity	(Note 11)	-	937,017
Derivative liability	(Note 8)	-	55,000
	5,762,618		5,446,426
Shareholders’ equity
Common shares		22,815,767	16,972,290
Warrants		421,796	421,796
Contributed surplus		4,469,118	3,311,327
Deficit		(15,435,509)	(7,884,619)
Accumulated other comprehensive loss	(1,370,292)		(1,034,410)
	10,900,880		11,786,384
	$ 16,663,498		$ 17,232,810
Subsequent events (Note 16)
Approved and authorized by the Board of Directors on November 29, 2016.
“Atul Sabharwal ” Director	“Ritesh Bhavnani ” Director
Atul Sabharwal	Ritesh Bhavnani
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)
(Unaudited)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
REVENUE	$ 3,306,230	$ 3,631,573	$ 8,237,953	$ 10,046,661
EXPENSES
Salaries and compensation	2,666,587	1,995,394	8,969,935	4,052,759
General and administrative	351,625	331,575	1,054,691	720,966
Campaign infrastructure	1,297,406	826,089	2,637,492	4,680,604
Outsourced software development	-	21,806	-	97,911
Professional fees	47,133	85,171	268,255	441,032
Marketing and investor relations	47,808	64,021	197,924	172,210
Travel	72,976	219,492	283,204	429,020
Amortization of intangibles	368,347	41,564	1,538,167	94,481
Depreciation of equipment	12,606	6,179	36,051	12,055
Stock-based compensation	303,303	722,163	1,349,312	1,339,397
	5,167,791	4,313,454	16,335,031	12,040,435
Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(1,861,561)	(681,881)	(8,097,078)	(1,993,774)
Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income	1,457	15,627	5,926	54,137
Foreign exchange gain (loss)	14,602	(541)	(28,952)	(36,614)
Change in fair value of derivative liability (Note 8)	-	41,556	31,834	1,525,914
Change in fair value of acquisition consideration payable in equity	30,997	688,533	537,380	2,039,955
Net (loss) income for the period	(1,814,505)	63,294	(7,550,890)	1,589,618
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(26,092)	(482,200)	(335,882)	(525,950)
Comprehensive loss for the period	$ (1,840,597)	$ (418,906)	$ (7,886,772)	$ 1,063,668
Basic and diluted (loss) income per common share	$ (0.01)	$ 0.01	$ (0.06)	$ 0.02
Weighted average number of common shares outstanding – basic and diluted	122,130,654	100,675,586	119,673,264	93,650,332
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(Unaudited)
	Nine Months	Nine Months
	Ended	Ended
	September 30, 2016	September 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$ (7,550,890)	$ 1,589,618
Items not involving cash:
Amortization of intangibles	1,538,167	94,481
Depreciation of equipment	36,051	12,055
Stock-based compensation	1,349,312	1,339,397
Change in fair value of derivative liability	(31,834)	(1,525,914)
Change in fair value of acquisition consideration payable in equity	(537,380)	(2,039,955)
Changes in non-cash working capital items:
Accounts receivable	(2,019,390)	(3,783,143)
Deposits, prepaid expenses and other assets	(86,938)	(414,097)
Accounts payable and accrued liabilities	410,411	1,327,338
Deferred revenue	2,117,971	1,109,858
Due to related parties	(484,667)	(213,929)
Due to Swiss Post	(861,956)	864,292
Net cash flows used in operating activities	(6,121,143)	(1,639,999)
CASH FLOWS FROM INVESTING ACTIVITIES
Marketable securities	-	26
Additions to equipment	(32,456)	(78,556)
Additions to intangible assets	(1,306,536)	(494,643)
Business acquisition of Swiss Post Ireland, net of assets acquired	-	(913,693)
Business acquisition of Hip Digital, net of liabilities acquired	-	(1,288,939)
Net cash flows used in investing activities	(1,338,992)	(2,775,805)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	5,275,554	9,891,982
Share issuance costs	(72,860)	(941,158)
Proceeds from warrants exercised	18,231	1,175,525
Proceeds from options exercised	14,600	47,046
Net cash flows provided by financing activities	5,235,525	10,173,395
Effect of exchange rate changes on cash	(215,804)	(538,732)
Change in cash for the period	(2,440,414)	5,218,859
Cash and cash equivalents, beginning of period	4,696,617	1,529,457
Cash and cash equivalents, end of period	$ 2,256,203	$ 6,748,316
Supplemental disclosure regarding cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in U.S. Dollars)
(Unaudited)
	Common Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity (Deficiency)
Balance, December 31, 2014	69,927,638	$ 3,510,527	$ 421,796	$ 681,600	$ (216,001)	$ (4,766,618)	$ (368,696)
Private placement shares issued	22,322,727	9,782,712	-	-	-	-	9,782,712
Financing issuance costs	-	(930,761)	-	-	-	-	(930,761)
Fair value of broker unit options	-	(751,489)	-	751,489	-	-	-
Corporate advisory fee units	661,591	-	-	-	-	-	-
Stock options exercised	524,500	58,093	-	(11,047)	-	-	47,046
Warrants exercised	7,697,800	2,903,640	-	-	-	-	2,903,640
Hip Digital acquisition shares issued	3,921,679	2,174,571	-	-	-	-	2,174,571
Hip Digital employee shares issued	697,780	224,997	-	-	-	-	224,997
Stock-based compensation	-	-	-	1,889,285	-	-	1,889,285
Cumulative translation adjustment	-	-	-	-	(818,409)	-	(818,409)
Net loss for the year	-	-	-	-	-	(3,118,001)	(3,118,001)
Balance, December 31, 2015	105,753,715	$ 16,972,290	$ 421,796	$ 3,311,327	$ (1,034,410)	$ (7,884,619)	$ 11,786,384
Private placement shares issued	22,323,334	5,275,554	-	-	-	-	5,275,554
Financing issuance costs		(72,860)	-	-	-	-	(72,860)
Stock options exercised	100,000	14,600	-	-	-	-	14,600
Warrants exercised	158,000	40,926	-	-	-	-	40,926
Hip Digital acquisition shares issued	3,033,813	393,773	-	-	-	-	393,773
Hip Digital employee shares issued	1,167,813	191,484	-	-	-	-	191,484
Stock-based compensation	-	-	-	1,157,791	-	-	1,157,791
Cumulative translation adjustment	-	-	-	-	(335,882)	-	(335,882)
Net loss for the period	-	-	-	-	-	(7,550,890)	(7,550,890)
Balance, September 30, 2016	132,536,675	$ 22,815,767	$ 421,796	$ 4,469,118	$ (1,370,292)	$ (15,435,509)	$ 10,900,880
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
1	NATURE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The registered address, head office, principal address and records office of the Company are located at 1605 Connecticut Ave NW, 4th Floor, Washington, DC, 20009.
The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 29, 2016.
2	SIGNIFICANT ACCOUNTING POLICIES
Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2015 as filed on SEDAR at www.sedar.com.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited) (Note 10), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital, Inc. (Note 11), which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

Equipment
Equipment are recorded at cost and depreciated over their estimated useful lives as follows:
Office Equipment 3-5 years Straight-line
Computer Equipment 3-5 years Straight-line

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
2	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Intangible Assets

Intangible assets are recorded at cost when internally generated assets and at fair value when acquired during a business acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Software Platform 5 years Straight-line
Acquired intellectual property (Note 10, 11) 5 years Straight-line
Acquired customer relationships (Note 10, 11) 5 years Straight-line
Acquired music label contracts (Note 11) 5 years Straight-line
Software platform

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

• It is technically feasible to complete the software product so that it will be available for use;
• Management intends to complete the software product and use or sell it;
• There is an ability to use or sell the software product;
• It can be demonstrated how the software product will generate probable future economic benefits;
• Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
• The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Acquired intellectual property

The Company acquired intellectual property from the acquisition of Swiss Post Solutions Ireland Limited (Note 10) and Hip Digital Media Inc. (Note 11). The acquired intellectual property is a customer loyalty management platform and a rewards platform. This acquired intellectual property is being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from the acquisition of Swiss Post Solutions Ireland Limited (Note 10) and Hip Digital Media Inc. (Note 11). The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired businesses in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

Acquired music label contracts

The Company acquired music label contracts from the acquisition of Hip Digital Media Inc. (Note 11). The acquired music label contracts represent contracts with music labels that provide for the procurement of music content at wholesale pricing and that are then sold for profit to customers as part of customer revenue contracts that have been generating revenue in prior and current fiscal periods. The value of these acquired music label contracts is being amortized over the estimated useful life of 5 years.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
2	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) The recoverability of accounts receivable that are included in the consolidated statements of financial position are based on historical collection of receivables.
ii) The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model (Note 9).

iii) The carrying value of intangible assets (capitalized software development) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv) The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 9, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 8.

v) The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any applicable impairment (Note 6).
vi) The purchase price allocation corresponding to completed acquisitions and the related contingent considerations (Note 10 and Note 11).
Revenue recognition

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured. Development fees are recorded as revenue when the set-up is complete, or on a percentage of completion basis for long-term developments. Monthly maintenance and loyalty catalyst services are recorded as revenue in the month which services are provided. Cash received in advance of services performed is recorded as deferred revenue.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
2	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of its wholly-owned legal subsidiaries are:

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), - U.S. Dollar;
Snipp Interactive (India) Private Limited, - Indian Rupee;
Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), - European Euro;
Snipp Interactive Limited (United Kingdom), - British Pound;
Snipp Interactive AG, - Swiss Franc;
Hip Digital Media Inc. (USA), - U.S. Dollar; and
Hip Digital Media Inc. (Canada), - Canadian Dollar.

The presentation currency of the Company’s condensed interim consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive income. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
2	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Impairment
Financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying value and its fair value. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which goodwill relates. Where the recoverable amount of the CGU, including goodwill, is less than its carrying value, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
2	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS  15”).  IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
3	CASH AND CASH EQUIVALENTS
				September 30,	December 31,
				2016	2015
	Cash on deposit			$ 1,262,357	$ 4,696,617
	Cashable Guaranteed Investment Certificates		993,846		-
	Total		$ 2,256,203		$ 4,696,617
4	SEGMENTED INFORMATION

IFRS 8 “Operating Segments” defines an operating segment as i) a component of an entity that engages in business activities from which it may earn revenues and incur expenses; ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance; and iii) for which discrete financial information is available.

The Company’s management and chief operating decision maker reviews performance of the Company on a consolidated basis and has integrated its products and services as one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

	Geographic information
	The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.
	For the Company’s geographically segmented non-current assets (equipment and intangible assets), the Company has allocated based on location of assets as follows:
				September 30,	December 31,
				2016	2015
	United States			$ 2,293,540	$ 779,528
	Ireland			1,010,389	684,090
	International		2,395,229		230,766
	Total		$ 5,699,158		$ 1,694,384
	For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:
		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
		2016	2015	2016	2015
	United States	$ 2,607,904	$ 3,068,186	$ 6,946,097	$ 8,720,281
	Ireland	218,225	197,378	555,680	725,277
	International	480,101	366,009	736,176	600,563
	Total	$ 3,306,230	$ 3,631,573	$ 8,237,953	$ 10,046,121

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
5	EQUIPMENT
September 30, 2016
Additions
		Opening		from		Closing	Opening	Depreciation	Closing
		cost		business		cost	accumulated	during the	depreciation	Net book
		balance	Additions	acquisitions	Disposals	balance	depreciation	period	balance	value
Office Equipment		$ 10,819	$ 5,018	$ -	$ -	$ 15,837	$ 6,348	$ 2,217	$ 8,565	$ 7,272
Computer Equipment		146,462	27,438	-	-	173,900	28,974	33,834	62,808	111,092
		$ 157,281	$ 32,456	$ -	$ -	$ 189,737	$ 35,322	$ 36,051	$ 71,373	$ 118,364
December 31, 2015
Additions
		Opening		from		Closing	Opening	Depreciation	Closing
		cost		business		cost	accumulated	during the	depreciation	Net book
		balance	Additions	acquisitions	Disposals	balance	depreciation	year	balance	value
Office Equipment		$ 7,597	$ 3,222	$ -	$ -	$ 10,819	$ 4,250	$ 2,098	$ 6,348	$ 4,471
Computer Equipment		25,076	111,930	9,456	-	146,462	9,667	19,307	28,974	117,488
		$ 32,673	$ 115,152	$ 9,456	$ -	$ 157,281	$ 13,917	$ 21,405	$ 35,322	$ 121,959
6	INTANGIBLE ASSETS
September 30, 2016
Additions
		Opening		from		Closing	Opening	Depreciation	Closing
		cost		business		cost	accumulated	during the	depreciation	Net book
		balance	Additions	acquisitions	Disposals	balance	depreciation	period	balance	value
Software platform		$ 1,507,982	$ 1,306,536	$ -	$ -	$ 2,814,518	$ 287,557	$ 343,001	$ 630,558	$ 2,183,960
Intellectual property		2,495,000	-	-	-	2,495,000	35,000	642,583	677,583	1,817,417
Customer relationships		1,195,000	-	-	-	1,195,000	43,000	291,250	334,250	860,750
Music label contracts		980,000	-	-	-	980,000	-	261,333	261,333	718,667
		$ 6,177,982	$ 1,306,536	$ -	$ -	$ 7,484,518	$ 365,557	$ 1,538,167	$ 1,903,724	$ 5,580,794
December 31, 2015
Additions
		Opening		from		Closing	Opening	Depreciation	Closing
		cost		business		cost	accumulated	during the	depreciation	Net book
		balance	Additions	acquisitions	Disposals	balance	depreciation	year	balance	value
Software platform		$ 469,910	$ 1,038,072	$ -	$ -	$ 1,507,982	$ 128,245	$ 159,312	$ 287,557	$ 1,220,425
Intellectual property				2,495,000	-	2,495,000	-	35,000	35,000	2,460,000
Customer relationships		-	-	1,195,000	-	1,195,000	-	43,000	43,000	1,152,000
Music label contracts		-	-	980,000	-	980,000	-	-	-	980,000
		$ 469,910	$ 1,038,072	$4,670,000	$ -	$ 6,177,982	$ 128,245	$ 237,312	$ 365,557	$ 5,812,425

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
7	RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended September 30, 2016 and 2015 are salaries and compensation of $416,702 and $495,384, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the nine months ended September 30, 2016, and 2015 are salaries and compensation of $1,459,226 and $1,109,846, respectively, charged by officers, directors and key management personnel of the Company. At September 30, 2016, $72,388 was due to officers and directors (December 31, 2015 - $557,055). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

8	DERIVATIVE LIABILITY

The derivative liability is a NON-CASH liability that is not associated with any form of debt or convertible instrument. The derivative liability represents the Black-Scholes valuation of the Company’s Financing warrants that are subject to currency fluctuation as the exercise price of the Company’s Financing warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S. dollar. This results in the warrants being considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. The fair value of this derivative liability fluctuates from period to period based on fluctuations in the share price, changing Black-Scholes inputs and changes in foreign exchange rates. These fair value changes are recognized through profit and loss.

				Financing
				Warrants
	Balance, December 31, 2013			$ 61,077
	Fair value of warrants issued			408,033
	Change in fair value and warrant exercises			1,282,475
	Value of exercised warrants			(138,059)
	Balance, December 31, 2014			$ 1,613,526
	Change in fair value and warrant exercises			153,298
	Value of exercised warrants			(1,711,824)
	Balance, December 31, 2015			$ 55,000
	Change in fair value and warrant exercises			31,834
	Value of exercised warrants			(86,834)
	Balance, September 30, 2016			$ -
	The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at September 30, 2016:
		Financing warrants (1)		Financing warrants (2)
	Risk-free interest rate	0.43%	(2015 – 0.48%)	0.43%	(2015 – 0.48%)
	Expected life of warrants	0.00 years	(2015 – 0.07 years)	0.00 years	(2015 – 0.07 years)
	Annualized volatility	125%	(2015 – 125%)	125%	(2015 – 125%)
	Dividend rate	0.00%	(2015 – 0.00%)	0.00%	(2015 – 0.00%)
	(1) 3,175,000 financing warrants issued on January 24, 2014
	(2) 1,2000,000 financing warrants issued on December 31, 2013

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
9	CAPITAL STOCK
Authorized
Unlimited common shares, without par value
Unlimited preferred shares, without par value, issuable in series:
Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share
Share issuances

On February 4, 2015, the Company closed a bought deal private placement financing (the “Underwritten Offering”). The Underwritten Offering was comprised of 22,322,727 units (“Units”) at a price of C$0.55 per Unit for gross proceeds of $9,782,712 (C$12,277,500), which includes the full exercise by the underwriters of the over-allotment option (the “Over- Allotment Option”). Due to strong market demand, the size of the Over-Allotment Option was increased from C$4 million to C$4,275,000, being comprised of a total of 7,772,727 Units. Each Unit consists of one common share in the Company (“Share”) and one half of one share purchase warrant (“Warrant”). Each whole Warrant is exercisable for one Share at an exercise price of US$0.63 per Share for a period of 24 months after the closing date. The expiry date of the Warrants may be accelerated at the option of the Company if the closing trading price of the Shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days. A syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord”) and including Clarus Securities Inc. (collectively with Canaccord, the “Underwriters”), acted as underwriters in connection with the Underwritten Offering. First Republic Capital Corporation (“First Republic”) also participated as a member of the selling group. The Underwriters received a commission equal to 8% of the gross proceeds of the Underwritten Offering paid in cash $782,617 (C$982,200). As additional consideration for their services, the Underwriters and First Republic were issued an aggregate of 1,785,818 broker warrants (each a “Broker Warrant”) valued at $751,489 (C$943,015) using the Black-Scholes model. Each Broker Warrant entitles the holder to acquire Units on the same terms as the Units in the Underwritten Offering for a period of 2 years from the closing date. In addition, the Company issued to Canaccord 661,591 Units which was treated as a financing issue cost and has no impact on equity. The Company also paid legal fees of $117,643 (C$147,644) and filing fees of $30,501 (C$38,279) associated with the Underwritten Offering included in financing issue costs.

On April 21, 2016, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 17,500,000 common shares at a price of C$0.30 per share for gross proceeds of $4,130,700 (C$5,250,000). On April 25, 2016, the Company closed a second tranche comprised of 3,370,000 common shares at a price of C$0.30 per share for gross proceeds of $797,275 (C$1,011,000). On April 28, 2016, the Company closed a third and final tranche comprised of 1,453,334 common shares at a price of C$0.30 per share for gross proceeds of $347,579 (C$436,000). No commissions or finder's fees were paid in connection with the first, second or third tranches. The Company paid legal fees and filing fees of $72,860 (C$92,603) associated with the first, second and third tranches included in financing issue costs.

In regards to the acquisition of Hip Digital Media During (Note 11), 3,033,813 shares were issued and 1,167,813 shares were issued to former Hip Digital employees during the nine months ended September 30, 2016. In fiscal 2015, 3,921,679 shares were issued and 697,780 shares were issued to former Hip Digital employees (Note 11).

Stock options

On May 31, 2016, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 1, 2015 (the “2015 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2015 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 25,667,360 shares, being 20% of the Company’s issued and outstanding shares as at May 31, 2016. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
9	CAPITAL STOCK (cont’d…)
	Stock options (cont’d…)

In the three and nine months ended September 30, 2016, the Company recognized stock-based compensation expense of $303,303 and $1,349,312, respectively, corresponding to the vesting of stock options that were granted during the period ended September 30, 2016 and stock options that were granted during the year ended December 31, 2015. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the period ended September 30, 2016 (Risk-free interest rate: 0.37% - 0.47%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In the three and nine months ended September 30, 2015, the Company recognized stock based compensation expense of $722,163 and $1,339,397, respectively, corresponding to the vesting of stock options that were granted during the year ended December 31, 2014 and stock options that were granted during the period ended September 30, 2015. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the period ended September 30, 2015 (Risk-free interest rate: 0.62% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

	Stock option activity is presented below:
		Number of Options	Weighted Average
			Exercise Price
			C$
	Outstanding, December 31, 2013	3,479,500	0.13
	Exercised	(100,000)	0.10
	Granted	3,825,000	0.42
	Outstanding, December 31, 2014	7,204,500	0.29
	Exercised	(524,500)	0.12
	Cancelled	(505,000)	0.41
	Granted	8,596,000	0.52
	Outstanding, December 31, 2015	14,771,000	0.42
	Exercised	(100,000)	0.19
	Granted	4,156,180	0.38
	Cancelled	(4,636,358)	0.54
	Outstanding, September 30, 2016	14,190,822	0.38

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
9	CAPITAL STOCK (cont’d…)
	Stock options (cont’d…)
	The weighted average remaining life of the stock options outstanding is 3.36 years as at September 30, 2016. As at September 30, 2016, the following stock options are outstanding and exercisable:

	Number of Options	Number of Options	Exercise Price	Expiry Date
	Outstanding	Exercisable	C$
	725,000	725,000	$0.19	27-Aug-17
	100,000	100,000	$0.10	15-Feb-18
	600,000	600,000	$0.10	25-Feb-18
	100,000	100,000	$0.10	15-Jul-18
	1,150,000	1,150,000	$0.12	18-Dec-18
	200,000	200,000	$0.11	10-Apr-19
	100,000	100,000	$0.10	20-Apr-19
	50,000	50,000	$0.19	11-Aug-19
	100,000	100,000	$0.25	10-Sep-19
	500,000	500,000	$0.34	06-Nov-19
	200,000	200,000	$0.34	06-Nov-19
	175,000	100,000	$0.33	26-Nov-19
	1,675,000	558,333	$0.55	29-Dec-19
	250,000	83,333	$0.65	27-Jan-20
	630,000	210,000	$0.68	09-Feb-20
	200,000	66,666	$0.65	26-Mar-20
	150,000	50,000	$0.68	08-Jun-20
	2,346,742	-	$0.41	09-Jul-20
	465,000	-	$0.41	13-Aug-20
	180,000	-	$0.41	15-Sep-20
	200,000	100,000	$0.44	05-Oct-20
	200,000	-	$0.47	14-Oct-20
	400,000	133,333	$0.46	19-Oct-20
	120,000	-	$0.45	22-Oct-20
	120,000	-	$0.42	10-Nov-20
	3,254,080	-	$0.38	9/11/12-Feb-2021
	14,190,822	5,126,665

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
9	CAPITAL STOCK (cont’d…)
	Warrants
			Equity Classification		Liability Classification
			Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	Outstanding, December 31, 2013		7,522,021	0.15	14,533,333	C$0.25
	Issued – Financing warrants		-	-	3,175,000	C$0.15
	Expired – Brokers warrants		(1,333,333)	C$0.25
	Expired – Financing warrants		-	-	(13,333,333)	C$0.25
	Issued – Financing warrants		10,400,000	0.20	-	-
	Exercised – Financing warrants		(120,000)	0.20	-	-
	Exercised – Financing warrants		-	-	(505,000)	C$0.15
	Outstanding, December 31, 2014		16,468,688	0.19	3,870,000	C$0.15
	Issued – Finder’s unit warrants		766,800	0.20	-	-
	Issued – Financing warrants		11,161,363	0.63	-	-
	Issued – Financing advisory warrants		330,795	0.63	-	-
	Exercised – Finder’s unit warrants		(439,000)	0.20	-	-
	Exercised – Financing warrants		(2,880,000)	0.20	-	-
	Exercised – Financing warrants		-	-	(3,612,000)	C$0.15
	Outstanding, December 31, 2015		25,408,646	0.37	258,000	C$0.15
	Exercised – Financing warrants		-	-	(158,000)	C$0.15
	Expired – Financing warrants		-	-	(100,000)	C$0.15
	Outstanding, September 30, 2016		25,408,646	0.38	-	-
	The weighted average remaining life of the warrants outstanding is 0.51 years as at September 30, 2016. As at September 30, 2016 the following Warrants are outstanding:

	Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
	6,188,688	$0.13	01-Mar-17
	7,400,000	$0.20	24-Jul-17
	327,800	$0.20	24-Jul-17
	11,161,363	$0.63	04-Feb-17
	330,795	$0.63	04-Feb-17
	25,408,646	$0.38

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
9	CAPITAL STOCK (cont’d…)
	The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the years ended December 31, 2014 and December 31, 2013:
				2014	2013
	Risk-free interest rate			1.00%	1.00%
	Expected life of warrants			0.93 - 1.07 years	2.0 years
	Annualized volatility			125%	125%
	Dividend rate			0.00%	0.00%

	Finder’s Unit Options		Number of Shares		Weighted Average Exercise Price
					C$
	Outstanding, December 31, 2013			-	-
	Issued			792,000	0.15
	Outstanding, December 31, 2014			792,000	0.15
	Exercised			(766,800)	0.15
	Outstanding, December 31, 2015 and September 30, 2016			25,200	0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

	The following assumptions were used for the Black-Scholes valuation of the Finder’s Unit Options issued during the year ended December 31, 2014:
	Risk-free interest rate		1.42%
	Expected life of warrants		3.0 years
	Annualized volatility		125%
	Dividend rate		0.00%
	As at September 30, 2016 the following Finder’s Unit Options are outstanding:

	Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
	25,200	C$0.15	14-Jul-17

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars) (Unaudited)

  September 30, 2016

9

CAPITAL STOCK (cont’d…)

Broker Unit Options	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013 and December 31, 2014	-	-

Issued	1,785,818	0.55

Outstanding, December 31, 2015 and September 30, 2016	1,785,818	0.55

Each Broker’s Unit Option entitles the holder to purchase one unit (“Broker Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit will consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
10	ACQUISITION OF SWISS POST

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited (“Swiss Post Ireland”) and acquired (the “Acquisition”) all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the “Purchase Agreement”) with Post CH Ltd. (“Swiss Post”) dated January 2, 2015. The Company incurred legal fees of $16,482 (professional fees) and filing fees of $12,024 (general and administrative) related to this acquisition. On closing the Company made a payment of $260,317 (CHF 240,840) and made an additional payment on June 29, 2016, in the amount of $861,956 (CHF 841,700) based on actual 2015 revenue of EUR 1,201,554 earned from Swiss Post Ireland.

	The fair value of the net assets of Swiss Post Ireland prior to closing was as follows:
	Cash	$ 69,300
	Receivables	276,443
	Prepaid expenses	13,252
	Computer equipment	1,465
	Accounts payable and accrued liabilities	(104,065)
		$ 256,395
	The Company’s purchase price allocation is as follows:
	Working capital	$ 254,930
	Computer equipment	1,465
	Intellectual property	195,000
	Customer relationships	235,000
	Goodwill	203,693
		$ 890,088
	Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable net assets acquired.
	During 2015, the Company performed an impairment test, which compared the carrying amount of Snipp Interactive Limited (formally known as Swiss Post Ireland) to the recoverable amount.

Using a five year (and related terminal value) discounted future cash flow model, the Company determined the recoverable amount by calculating its value in use. The recoverable amount was determined to be above its carrying value as at December 31, 2015.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
10	ACQUISITION OF SWISS POST IRELAND (cont’d…)

The key assumptions used in the discounted future cash flow model in fiscal 2015 include projections surrounding market trends, growth rates and customer retention rates. The model used average annual growth rates between 2% and 21% and pre-tax discount rates of 34%. The analyses concluded there was no impairment. Management believes that the discount rate reasonably reflect the risks associated with cash flow projections for the business.

For the Company’s year ended December 31, 2015, Swiss Post Ireland revenues of $1,110,137 and net loss of $326,986 were included in the consolidated statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been approximately $1,262,000 and $358,000, respectively, had the Swiss Post Ireland acquisition occurred on January 1, 2015.

11	ACQUISITION OF HIP DIGITAL MEDIA

On June 10, 2015, the Company completed the acquisition (the “Hip Acquisition”) of all the issued and outstanding shares of Hip Digital Media Inc., (“Hip Digital”) via a merger of a newly-incorporated subsidiary of Snipp (“Merger Sub”) and Hip Digital as set out in the Merger Agreement (the “Merger Agreement”) with Hip Digital dated May 31, 2015, and as amended on June 8, 2015. The Company incurred legal fees of $248,503 (professional fees) and filing fees of $23,589 (general administrative) related to this acquisition.

On closing, the Company made a payment of $100 and issued 3,757,495 common shares of Snipp to Hip Digital shareholders. In addition, during the nine months ended September 30, 2016, the Company issued to Hip Digital shareholders 2,741,931 performance shares of Snipp (the “Performance Shares”), corresponding to actual revenue recognized from Hip Digital during the period beginning on April 1, 2015 and ending on March 31, 2016 (the “Performance Period”). Further, Snipp, Hip Digital and an advisor of Hip Digital (the “Advisor”) entered into a settlement agreement (the “Advisory Settlement Agreement”) that provided for the issuance of 456,066 common shares of Snipp to the Advisor in satisfaction of $300,000 owing from Hip Digital to the Advisor. On closing, the Advisor was issued 164,184 common shares and during the nine months ended September 30, 2016 an additional 291,882 common shares were issued. In addition, in order to reward and incentivize certain key employees and service providers of Hip Digital (the “Bonus Grantees”), the Company could issue up to 1,938,279 common shares of Snipp, subject to the terms of a bonus grant agreement. 697,780 of these shares were issued in 2015 and 1,167,813 of these shares were issued during the nine months ended September 30, 2016, which have been included as stock-based compensation on the consolidated statements of operations and comprehensive loss. The Performance Shares and Advisor shares had been re-valued using the Company’s closing share price at each reporting period end with fluctuations in share price resulting in adjustments to the acquisition consideration payable in equity. These fair value changes were recognized through profit and loss.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
11	ACQUISITION OF HIP DIGITAL MEDIA (cont’d…)

The original estimate of the contingent consideration was based on management estimates that Hip Digital would achieve 100% of set revenue targets. As at September 30, 2016, the actual results achieved were 73% for the tranche two target, 34% for the tranche three target and 29% for the tranche four target. 3,921,679 shares were issued in 2015 and 3,033,813 were issued in the nine months ended September 30, 2016.

	The fair value of the net liabilities of Hip Digital prior to closing was as follows:
	Cash and cash equivalents	$ 354,477
	Accounts receivable	954,469
	Deposits, prepaid expenses and other assets	178,383
	Fixed assets and intangible assets	7,991
	Accounts payable and accrued liabilities	(882,951)
	Deferred revenue	(1,901,308)
		$ (1,288,939)
	The Company’s purchase price allocation is as follows:
	Intellectual property	$ 2,300,000
	Customer relationships	960,000
	Music label contracts	980,000
	Goodwill	3,139,436
		$ 7,379,436
	Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable assets acquired.

For the Company’s year ended December 31, 2015, Hip Digital revenues of $2,730,285 and net loss of $178,045 were included in the statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been $4,680,000 and $305,000, respectively, had the Hip Digital acquisition occurred on January 1, 2015.

	Measurement Period Adjustments to December 31, 2015 Balance Sheet:
	Purchase price allocation	Preliminary	Adjustments	Final
	Unallocated Purchase Price	$ 7,379,436	$ (7,379,436)	$ -
	Intellectual property	-	2,300,000	2,300,000
	Customer relationships	-	960,000	960,000
	Music label contracts	-	980,000	980,000
	Goodwill	-	3,139,436	3,139,436
		$ 7,379,436	$ -	$ 7,379,436

The purchase price allocation adjustments for the Hip Digital acquisition represent balance sheet reclassifications between unallocated purchase price, intellectual property, customer relationships, music label contracts and goodwill within the measurement period for the Hip Digital acquisition.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
12	SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS
		Nine Months	Nine Months
		Ended	Ended
		September 30,	September 30,
		2016	2015
	Cash paid during the year for interest	-	-
	Cash paid during the year for income taxes	-	-
	Transactions not involving cash:
	Cash acquired (Note 10)	-	69,300
	Cash acquired (Note 11)	-	354,477
	Receivables acquired (Note 10)	-	276,443
	Receivables acquired (Note 11)	-	954,469
	Prepaid expenses acquired (Note 10)	-	13,252
	Prepaid expenses acquired (Note 11)	-	178,383
	Computer equipment acquired (Note 10)	-	1,465
	Computer equipment acquired (Note 11)	-	7,991
	Accounts payable and accrued liabilities acquired (Note 10)	-	104,065
	Accounts payable and accrued liabilities acquired (Note 11)	-	882,951
	Deferred revenue acquired (Note 11)	-	1,901,308
	Fair value of financing warrants – derivative liability	-	1,525,914
	Fair value of acquisition consideration payable in equity (Note 11)	-	2,039,955
	Fair value of corporate advisory fee paid in u	-	415,782
	Fair value of broker unit options	-	751,489
	Fair value of warrants exercised	22,695	-

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
13	FINANCIAL INSTRUMENTS
	Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, due to Swiss Post, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration is valued using a level 3 fair value measurement.

		September 30, 2016		December 31, 2015
		Carrying	Fair	Carrying	Fair
		Value	Value	Value	Value
	Fair value through profit and loss – assets	$2,256,203	$2,256,203	$4,696,617	$4,696,617
	Fair value through profit and loss – liabilities	-	-	(992,017)	(992,017)
	Loans and receivables	4,961,203	4,961,203	2,941,813	2,941,813
	Other financial liabilities	(5,762,618)	(5,762,618)	(4,454,909)	(4,454,909)
		$1,454,788	$1,454,788	$2,191,504	$2,191,504
	Financial risk factors
	The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.
	Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At September 30, 2016, the Company had $358,694 (December 31, 2015 - $1,038,204) in amounts due from customers greater than 90 days and during fiscal 2015 recognized bad debt expense of $103,903 (2014 - $42,582).

	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
13	FINANCIAL INSTRUMENTS (cont’d…)

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. Subsequent to September 30, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital.

	Market risk
	Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.
	a) Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil.

	b) Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at September 30, 2016, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $5,000. The Company is also exposed to foreign currency risk due to amounts within its subsidiaries that are denominated in other currencies such as the European Euro, British Pound, Swiss Franc, and Indian Rupee. However, since the amounts denominated in these foreign currencies is relatively low, changes in foreign exchange rates in these currencies are considered immaterial.

	The following table summarizes the Company’s exposure to the Canadian currency:
		September 30,	December 31,
		2016	2015
		C$	C$
	Cash and cash equivalents	392,090	5,388,431
	Accounts receivable	778,095	200,293
	Deposits, prepaid expenses and other assets	148,863	106,078
	Accounts payable and accrued liabilities	(792,455)	(771,052)
	Total	526,593	4,923,750

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2016
14	CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has no debt obligations other than deferred revenue, due to related parties, accounts payable and accrued liabilities and amounts due to Swiss Post in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

15	COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The terms of the leases in the various locations range from 1 to 3 years. Future remaining minimum lease payments as at September 30, 2016 are as follows:

	2016	$ 64,918
	2017	208,156
	2018	61,747
		$ 334,821
16	SUBSEQUENT EVENTS

On November 2, 2016, the Company announced the launch of SnippLoyalty Base, its new low-cost, loyalty-in-a-box solution tailor-made for consumer packaged goods (CPG) and multichannel brands. The new product is an entry-level loyalty platform that includes Snipp’s market-leading receipt processing capabilities and world-class rewards solution and will allow CPG brands to migrate from running a single promotion at a time to running a continuous loyalty program, for a total annual cost of less than $100,000 excluding customizations. The Company has already secured five customers who will be using the new platform.

On November 16, 2016, the Company announced it ranked 49 on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences and energy tech companies in North America. The rankings are calculated looking at overall revenue growth over the past four years (in this case 2012-2015) and Snipp Interactive grew 2223% percent during.

On November, 23, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank, the bank of the world’s most innovative companies and their investors. The credit facility is an accounts receivable line of credit for up to four million dollars and provides the Company with additional working capital.